UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

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FORM 8-K

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CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (date of earliest event reported): January 10, 2022

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FIRST INTERSTATE BANCSYSTEM, INC.

(Exact name of registrant as specified in its charter)

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MT	001-34653	81-0331430
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(IRS Employer Identification No.)

401 North 31st Street
Billings, MT		59116-0918
(Address of principal executive offices)		(zip code)

(406) 255-5390

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a- 12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Class A common stock, no par value	FIBK	NASDAQ

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

As previously announced, on September 15, 2021, First Interstate BancSystem, Inc., a Montana corporation (“First Interstate”) entered into an Agreement and Plan of Merger (as amended from time to time, the “Merger Agreement”) with Great Western Bancorp, Inc., a Delaware corporation (“Great Western”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Great Western will merge with and into First Interstate (the “Merger”), with First Interstate continuing as the surviving corporation in the Merger. The Merger Agreement was unanimously approved by the board of directors of each of First Interstate and Great Western.

In connection with the Merger, First Interstate filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a joint proxy statement/prospectus, as amended, and each of First Interstate and Great Western filed a definitive joint proxy statement/prospectus with the SEC dated December 16, 2021 (the “Proxy Statement”), which First Interstate and Great Western first mailed to their stockholders and shareholders, respectively, on or about December 16, 2021.

Following the announcement of the Merger Agreement, as of the date of this Current Report on Form 8-K, a complaint (the “Complaint”), captioned Laidlaw v. Borrecco et al., No. 49CIV21-003213, was filed by a purported stockholder of Great Western in the Circuit Court of the 2nd Judicial District, Minnehaha County, South Dakota. In addition, Great Western received demand letters from counsel representing individual stockholders of Great Western (the “Demand Letters” and, together with the Complaint, the “Matters”). The Matters allege, among other things, that the defendants caused a materially incomplete and misleading Proxy Statement relating to the Merger to be filed with the SEC in violation of certain state securities laws, Sections 14(a) and 20(a) of the Securities Exchange Act of 1934, as amended and Rule 14a-9 promulgated thereunder, and/or in breach of their fiduciary obligations under state law.

First Interstate and Great Western believe the claims asserted in the Matters are without merit and supplemental disclosures are not required or necessary under applicable laws. However, in order to avoid the risk that the Matters delay or otherwise adversely affect the Merger, and to minimize the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, First Interstate and Great Western have agreed to supplement the Proxy Statement as described in this Current Report on Form 8-K. First Interstate, Great Western and the other named defendants deny that they have violated any laws or breached any duties to First Interstate’s shareholders or Great Western’s stockholders, as applicable. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, First Interstate and Great Western specifically deny all allegations in the Matters that any additional disclosure was or is required.

The additional disclosures in this Current Report on Form 8-K supplement the disclosures contained in the Proxy Statement and should be read in conjunction with the Proxy Statement, which should be read in its entirety. To the extent that information herein differs from or updates information contained in the Proxy Statement, the information contained herein supersedes the information contained in the Proxy Statement. All page references are to pages in the Proxy Statement, and defined terms used but not defined herein have the meanings set forth in the Proxy Statement.

1.	The risk factor entitled “Holders of Great Western common stock will have a reduced ownership and voting interest in the surviving corporation after the merger and will exercise less influence over management” on page 41 of the Proxy Statement under the heading “Risk Factors” is amended and restated as follows:

Holders of First Interstate Class A common stock and Great Western common stock currently have the right to vote in the election of the board of directors and on other matters affecting First Interstate and Great Western, respectively. When the merger is completed, each holder of Great Western common stock who receives shares of First Interstate Class A common stock will become a holder of common stock of the surviving corporation, with a percentage ownership of the surviving corporation that is smaller than the holder’s percentage ownership of Great Western. Based on the number of shares of First Interstate common stock and Great Western common stock outstanding as of the close of business on the respective record dates, and based on the number of shares of First Interstate Class A common stock expected to be issued in the merger, the former holders of Great Western common stock, as a group, are estimated to own approximately forty-three percent (43%) of the fully diluted shares of the surviving corporation immediately after the merger and current holders of First Interstate common stock as a group are estimated to own approximately fifty-seven percent (57%) of the fully diluted shares of the surviving corporation immediately after the merger (such percentage is inclusive of approximately eighteen and one-half percent (18.5%) of the fully diluted shares of the surviving corporation immediately after the merger that the Scott Family shareholders are estimated to own following the merger and the contemplated conversion of First Interstate Class B common stock into First Interstate Class A common stock). Because of this, holders of Great Western common stock may have less influence on the management and policies of the surviving corporation than they now have on the management and policies of Great Western.

2.	The second full paragraph on page 64 of the Proxy Statement under the heading “The Merger—Background of the Merger” is amended and restated as follows:

On May 5, 2021, Great Western and First Interstate entered into a mutual nondisclosure agreement in order to facilitate further discussions, and in early May, Messrs. Borrecco and Riley had exploratory conversations in which they discussed, at a high level, their respective businesses, organizational structures and performance. Also in May, Great Western entered into a mutual nondisclosure agreement with Company A, and Mr. Borrecco and the Chief Executive Officer of Company A had exploratory conversations in which they discussed, at a high level, their respective businesses, organizational structures and performance. The nondisclosure agreements with First Interstate and Company A contain customary obligations to preserve the confidentiality of information provided by each party and do not include “don’t ask, don’t waive” provisions. The nondisclosure agreement with Company A includes a customary mutual standstill provision that, for a period of eighteen months, prohibits both Great Western and Company A from, among other things, making a proposal to acquire or engage in a merger or business combination with the other party without the other party’s prior written consent. At no point in the course of the negotiations during this period relating to the merger did Great Western enter into a confidentiality, standstill or similar agreement with any other potential counterparty related to a potential strategic business combination transaction other than Company A and First Interstate.

3.	The second full paragraph on page 70 of the Proxy Statement under the heading “The Merger—Background of the Merger” is amended and restated as follows:

On August 29, 2021, the Great Western board held a special meeting, which members of Great Western management and representatives of Wachtell Lipton and Piper Sandler also attended. At the meeting, Mr. Brannen updated the Great Western board, based on his discussions with Mr. Jahnke, regarding the proposed stockholders’ agreement terms under discussion between First Interstate and the Scott Family shareholders and the proposed governance of the surviving corporation, including, in the event definitive transaction terms were agreed, the possibility of having a member of the Great Western board serve as a member of the Executive Committee of the surviving corporation. Members of Great Western management then updated the Great Western directors on the status of the mutual due diligence process that was nearing completion, including the results of Great Western management’s reverse due diligence review of First Interstate, with the assistance of Great Western’s advisors. A representative of Wachtell Lipton also reviewed with the directors their fiduciary duties in connection with the potential transaction, as he had previously done, and reviewed with the directors First Interstate’s existing corporate governance structure. In addition, a representative of Piper Sandler reviewed with the Great Western board movements in the relative market prices of both Great Western and First Interstate shares since the execution of the July 30 IOI, and discussed with the Great Western board the substantial increase in the implied premium to Great Western’s stockholders that would result from those price movements based on the exchange ratio reflected in the July 30 IOI. Following discussion, the Great Western board expressed its support for the parties to continue due diligence and negotiation of definitive transaction terms.

4.	The fourth full paragraph on page 71 of the Proxy Statement under the heading “The Merger—Background of the Merger” is amended and restated as follows:

On September 13, 2021, the Great Western board held a special meeting, which members of Great Western management and representatives of Wachtell Lipton and Piper Sandler also attended. At the meeting, Great Western management provided an update on the completion of the parties’ mutual due diligence review and the proposed terms of the potential transaction, including the proposed final exchange ratio of 0.8425 shares of First Interstate Class A common stock per share of Great Western common stock. A representative of Piper Sandler reviewed Piper Sandler’s financial analyses of the proposed transaction with First Interstate and reviewed with the Great Western board Great Western management’s current forecasts reflected in Great Western’s stand-alone plan. A representative of Wachtell Lipton then reviewed with the Great Western board the terms of the draft merger agreement, including the proposed charter and bylaw amendments of First Interstate provided for in the merger agreement, as well as the terms of the other transaction documents that were anticipated to be entered into in connection with the transaction, including the support agreement among the Scott Family shareholders and the stockholders’ agreement among First Interstate and the Scott Family shareholders, and reviewed with the independent directors the preliminary draft term sheet that First Interstate had provided to Mr. Borrecco for discussion purposes regarding his appointment as Chief Banking Officer of the combined company and Piper Sandler’s relationship disclosures regarding the financial advice and services provided by Piper Sandler to Great Western and First Interstate during the past two years. During the meeting, the Great Western board engaged in further discussions regarding the benefits of the proposed transaction with First Interstate relative to Great Western’s available alternatives, including its stand-alone plan and the risks and uncertainties associated with the stand-alone plan in the current environment. Following discussion, the Great Western board unanimously expressed the view that the proposed transaction with First Interstate offered greater benefits to Great Western and its stockholders, with reduced risks, as compared to Great Western’s available alternatives, and unanimously authorized Great Western management to move forward with negotiating the transaction on the terms described to the Great Western board and to seek to finalize negotiations with First Interstate as promptly as practicable.

5.	The table entitled “Great Western Comparable Company Analysis” on page 81 of the Proxy Statement under the heading “The Merger—Opinion of Great Western’s Financial Advisor—Comparable Company Analyses” is amended and restated as follows:

Company	Great Western	Independent Bk Group Inc.	Heartland Financial USA Inc.	Hilltop Holdings Inc.	First Financial Bancorp.	International Bancshares Corp.	First Merchants Corp.	First Busey Corp.	First Financial Bankshares	BancFirst Corp.	Enterprise Financial Services	Great Western Peer Group Median	Great Western Peer Group Mean	Great Western Peer Group Low	Great Western Peer Group High
Market Cap. ($mm)	1,548	2,820	1,948	2,552	2,126	2,525	2,098	1,276	6,157	1,782	1,665	2,112	2,495	1,276	6,157
Price / TBV (%)	134	192	136	117	168	126	161	133	442	185	161	161	182	117	442
Price / LTM EPS (x)	9.6	11.9	9.6	5.5	11.6	10.8	11.3	9.9	27.7	12.3	11.1	11.2	12.2	5.5	27.7
Price / 2021E EPS (x)	8.1	12.4	9.1	7.9	10.5	—	10.3	10.0	28.2	10.8	9.8	10.3	12.1	7.9	28.2
Price / 2022E EPS (x)	10.0	13.2	9.8	12.6	12.6	—	11.1	11.2	30.2	15.8	10.5	12.6	14.1	9.8	30.2
Current Dividend Yield (%)	0.7	2.1	2.2	1.5	4.1	3.0	3.0	4.1	1.4	2.6	1.8	2.4	2.6	1.4	4.1
Total Assets ($mm)	13,070	18,448	18,371	17,665	16,038	15,311	14,923	12,415	12,329	11,015	10,347	15,117	14,686	10,347	18,448
Loans / Deposits (%)	73.5	82.8	64.1	65.2	76.1	62.2	74.7	69.5	54.2	63.6	83.6	67.3	69.6	54.2	83.6
Non-performing Assets (“NPAs”)(1) / Total Assets (%)	2.01	0.29	0.44	0.51	0.62	0.55	0.39	0.27	0.24	0.67	0.42	0.43	0.44	0.24	0.67
Loan Loss Reserves / Loans (%)	3.19	1.24	1.20	1.09	1.67	1.47	2.19	1.32	1.16	1.35	1.77	1.34	1.45	1.09	2.19
Net Charge-offs / Average Loans (%)	0.25	0.13	0.12	0.02	0.23	0.07	0.06	0.06	(0.02)	0.27	0.05	0.06	0.10	(0.02)	0.27
Tangible Common Equity (“TCE”) / Tangible Assets (“TA”) (%)	8.85	8.45	8.08	12.57	8.46	13.33	9.04	8.00	11.68	8.87	8.32	8.67	9.68	8.00	13.33
Total Risk-Based Capital (“RBC”) Ratio (%)	15.96	14.23	15.04	23.48	15.31	21.75	14.23	16.41	21.12	17.35	14.95	15.86	17.39	14.23	23.48
Most Recent Quarter (“MRQ”) Return on Average Assets (“ROAA”) (%)	1.80(2)	1.27	1.35	2.29	1.26	2.45	1.51	1.04	1.88	1.78	1.49	1.50	1.63	1.04	2.45
MRQ Return on Average Tangible Common Equity (“ROATCE”) (%)	21.28(2)	16.68	18.01	18.76	16.71	18.81	17.82	13.14	16.53	20.75	18.88	17.92	17.61	13.14	20.75
MRQ Net Interest Margin (“NIM”) (%)	3.22	3.16	3.37	2.63	3.30	2.66	3.22	2.49	3.35	3.31	3.45	3.26	3.09	2.49	3.45
MRQ Cost of Deposits (%)	0.12	0.31	0.10	0.21	0.12	0.13	0.19	0.14	0.06	0.08	0.12	0.13	0.15	0.06	0.31
MRQ Efficiency Ratio (%)	50.9	51.2	58.2	76.5	56.3	34.7	48.9	59.5	45.6	54.4	49.3	52.8	53.5	34.7	76.5

(1)	NPAs / Assets = (Nonaccrual Loans + Troubled Debt Restructurings (“TDR”) + Other Real Estate Owned (“OREO”)) / Total Assets

(2)	Presented on a GAAP basis; adjusted profitability metrics for June 30, 2021 including adjusting the $20.7 million negative provision to $0 with an assumed 21% tax rate are as follows: Adjusted profitability metrics for the quarter ended June 30, 2021: Adj. ROAA = 1.36%; Adj. ROATCE = 16.13%

6.	The table entitled “First Interstate Comparable Company Analysis” on page 82 of the Proxy Statement under the heading “The Merger—Opinion of Great Western’s Financial Advisor—Comparable Company Analyses” is amended and restated as follows:

Company	First Interstate	PacWest Bancorp	Associated Banc- Corp	Commerce Bancshares Inc.	Umpqua Holdings Corp.	Pacific Premier Bancorp	Glacier Bancorp Inc.	Washington Federal Inc.	Independent Bk Group Inc.	Heartland Financial USA Inc.	Columbia Banking System Inc.	Hilltop Holdings Inc.	Banner Corp.	First Financial Bancorp.	CVB Financial Corp.	International Bancshares Corp.	First Interstate Peer Group Median	First Interstate Peer Group Mean	First Interstate Peer Group Low	First Interstate Peer Group High
Market Cap. ($mm)	2,613	4,828	3,077	7,757	4,244	3,535	4,769	2,204	2,820	1,948	2,348	2,552	1,782	2,126	2,589	2,525	2,589	3,273	1,782	7,757
Price / TBV (%)	205	188	118	232	155	193	266	139	192	136	154	117	139	168	190	126	155	168	117	266
Price / LTM EPS (x)	13.8	9.9	11.4	14.3	8.5	11.9	15.0	15.2	11.9	9.6	11.2	5.5	10.3	11.6	12.1	10.8	11.4	11.3	5.5	15.2
Price / 2021E EPS (x)	13.9	8.7	10.8	16.5	10.1	11.3	17.5	14.2	12.4	9.1	12.3	7.9	10.1	10.5	12.5	—	11.1	11.7	7.9	17.5
Price / 2022E EPS (x)	14.5	9.9	13.2	19.8	11.0	13.3	17.7	13.0	13.2	9.8	12.8	12.6	12.7	12.6	13.2	—	12.9	13.2	9.8	19.8
Current Dividend Yield (%)	3.9	2.4	3.9	1.6	4.4	3.5	2.6	2.8	2.1	2.2	3.4	1.5	3.2	4.1	3.8	3.0	3.0	3.0	1.5	4.4
Total Assets ($mm)	18,941	34,868	34,153	33,856	30,285	20,529	20,488	19,650	18,448	18,371	18,013	17,665	16,182	16,038	15,539	15,311	18,448	21,960	15,311	34,868
Loans / Deposits (%)	63.2	65.8	87.8	56.9	84.7	79.9	67.0	89.5	82.8	64.1	63.2	65.2	70.8	76.1	63.7	62.2	67.0	72.0	56.9	89.5
NPAs(1)/ Total Assets (%)	0.18	0.25	0.62	0.36	0.11	0.17	0.40	0.58	0.29	0.44	0.18	0.51	0.22	0.62	0.11	0.55	0.36	0.36	0.11	0.62
Loan Loss Reserves / Loans (%)	1.37	1.16	1.32	1.10	1.24	1.71	1.34	1.25	1.24	1.20	1.47	1.09	1.52	1.67	0.86	1.47	1.25	1.31	0.86	1.71
Net Charge-offs / Average Loans (%)	0.04	(0.11)	0.08	0.02	0.24	0.03	(0.03)	(0.03)	0.13	0.12	(0.01)	0.02	(0.00)	0.23	0.02	0.07	0.02	0.05	(0.11)	0.24
TCE / TA (%)	6.99	7.80	8.04	9.91	9.09	9.38	8.98	8.37	8.45	8.08	8.97	12.57	8.09	8.46	9.17	13.33	8.97	9.25	7.80	13.33
Total RBC Ratio (%)	13.89	14.99	14.02	15.07	15.41	15.61	14.45	14.09	14.23	15.04	14.47	23.48	14.62	15.31	15.94	21.75	15.04	15.90	14.02	23.48
MRQ ROAA (%)	0.91	2.10	1.06	1.97	1.54	1.90	1.55	0.97	1.27	1.35	1.25	2.29	1.36	1.26	1.35	2.45	1.36	1.58	0.97	2.45
MRQ ROATCE (%)	14.26	28.58	13.32	19.77	17.44	22.31	17.85	10.53	16.68	18.01	14.82	18.76	17.90	16.71	15.54	18.81	17.85	17.80	10.53	28.58
MRQ NIM (%)	2.81	3.39	2.37	2.59	3.20	3.43	3.43	2.82	3.16	3.37	3.15	2.63	3.51	3.30	3.03	2.66	3.16	3.07	2.37	3.51
MRQ Cost of Deposits (%)	0.06	0.10	0.07	0.04	0.11	0.08	0.07	0.24	0.31	0.10	0.04	0.21	0.09	0.12	0.05	0.13	0.10	0.12	0.04	0.31
MRQ Efficiency Ratio (%)	62.4	47.9	67.0	56.8	58.7	49.6	49.3	58.8	51.2	58.2	54.4	76.5	59.6	56.3	38.9	34.7	56.3	54.5	34.7	76.5

(1)	NPAs / Assets = (Nonaccrual Loans + TDR + OREO) / Total Assets

7.	The last table on page 83 of the Proxy Statement under the heading “The Merger—Opinion of Great Western’s Financial Advisor—Analysis of Precedent Transactions” is amended and restated as follows:

												Nationwide Precedent Transactions
	First Interstate / Great Western(1)	Citizens Financial Group / Investors Bancorp	Old National Bancorp / First Midwest Bancorp	New York Community Bancorp / Flagstar Bancorp	Independent Bank Corp. / Meridian Bancorp	Webster Financial Corporation / Sterling Bancorp	BancorpSouth Bank / Cadence Bancorporation	Eastern Bankshares, Inc. / Century Bancorp	WSFS Financial Corporation / Bryn Mawr Bank Corporation	SVB Financial Group / Boston Private Financial Holdings	Bridge Bancorp / Dime Community Bancshares	Median	Mean	Low	High
Transaction Price / LTM Earn. (x)	12.0	14.4	18.5	4.0	15.1	16.8	9.6	15.2	30.5	22.7	16.1	15.7	16.3	4.0	30.5
Transaction Price / NTM Earn. (x)	12.6 (2)	11.7	14.5	6.6	15.3	13.8	12.6	—	17.8	27.1	13.0	13.8	14.7	6.6	27.1
Transaction Price / TBV Per Share (%)	169	137	165	116	150	193	158	175	234	121	97	154	155	97	234
TBV Premium Core Deposits. (%)(3)	7.2	5.0	5.9	1.8	7.5	10.5	6.6	4.3	12.9	1.9	(0.6)	5.5	5.6	(0.6)	12.9
1-Day Market Prem. (%)	26.0	12.3	3.2	6.1	22.1	11.5	5.1	20.8	14.2	29.5	7.8	11.9	13.3	3.2	29.5
Announce Date	9/16/2021	7/28/2021	6/1/2021	4/26/2021	4/22/2021	4/19/2021	4/12/2021	4/7/2021	3/10/2021	1/4/2021	7/1/2020	—	—	—	—

(1)	Transaction metrics based on closing prices as of September 14, 2021
(2)	Based on mean Wall Street consensus analyst estimate for FY 2022 EPS of $2.80

(3)	Core Deposits used in the Core Deposit Premium calculation defined as total deposits less time deposits with balances greater than $250,000

8.	The first paragraph on page 84 of the Proxy Statement under the heading “The Merger—Opinion of Great Western’s Financial Advisor—Net Present Value Analyses” is amended and restated as follows:

Piper Sandler performed an analysis that estimated the net present value of a share of Great Western common stock assuming Great Western performed in accordance with certain internal financial projections for Great Western for the years ending September 30, 2021 through September 30, 2024, which assumed that a special dividend is paid in the terminal period (i.e., the year ended September 30, 2024) in order to bring Great Western’s terminal period TCE / TA ratio in line with the Great Western Peer Group median. The projected dividends used in the analyses for the years ending September 30, 2021 through September 30, 2024 were: $0.12; $0.50; $0.84 and $7.87 per share annually, respectively. To approximate the terminal value of a share of Great Western common stock at September 30, 2024, Piper Sandler applied price to year ended September 30, 2024 earnings multiples ranging from 10.0x to 14.0x and multiples of year ended September 30, 2024 tangible book value ranging from 130% to 170%. Piper Sandler selected these price to earnings and tangible book value multiples based on Piper Sandler’s review of, among other matters, the trading multiples of selected companies that Piper Sandler deemed to be comparable to Great Western. The terminal values were then discounted to present values using different discount rates ranging from 9.5% to 13.5%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Great Western common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Great Western common stock of $23.50 to $34.07 when applying multiples of earnings and $24.74 to $34.11 when applying multiples of tangible book value.

9.	The sentence immediately above the third table on page 84 of the Proxy Statement under the heading “The Merger—Opinion of Great Western’s Financial Advisor—Net Present Value Analyses” is deleted and replaced in its entirety with the following:

Piper Sandler also considered and discussed with the Great Western board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, Piper Sandler performed a similar analysis, assuming Great Western’s earnings varied from 20% above projections to 20% below projections. This analysis resulted in the following range of per share values for Great Western common stock, applying the price to fiscal year 2024 earnings multiples range of 10.0x to 14.0x referred to above and a discount rate of 11.71%.

Earnings Per Share Multiples

Annual Estimate
Variance	10.0x	11.0x	12.0x	13.0x	14.0x
(20.0%)	$21.09	$22.54	$23.99	$25.44	$26.89
(10.0%)	$22.90	$24.53	$26.16	$27.79	$29.42
0.0%	$24.71	$26.52	$28.34	$30.15	$31.96
10.0%	$26.52	$28.52	$30.51	$32.50	$34.49
20.0%	$28.34	$30.51	$32.68	$34.86	$37.03

Piper Sandler also performed an analysis that estimated the net present value per share of First Interstate common stock, assuming First Interstate performed in accordance with publicly available mean analyst earnings per share and balance sheet estimates for First Interstate for the years ending December 31, 2021 through December 31, 2023 with a long-term annual earnings per share growth rate beginning with the year ending December 31, 2024 and estimated dividends per share for First Interstate for the years ending December 31, 2021 through December 31, 2024, as provided by the senior management of First Interstate. The projected dividend used in the analyses was $1.64 per share annually. To approximate the terminal value of a share of First Interstate common stock at December 31, 2024, Piper Sandler applied price to year ended December 31, 2024 earnings multiples ranging from 11.0x to 15.0x and multiples of year ended December 31, 2024 tangible book value ranging from 150% to 230%. Piper Sandler selected these price to earnings and tangible book value multiples based on Piper Sandler’s review of, among other matters, the trading multiples of selected companies that Piper Sandler deemed to be comparable to First Interstate. The terminal values were then discounted to present values using different discount rates ranging from 7.0% to 11.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of First Interstate common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of First Interstate common stock of $29.11 to $42.98 when applying multiples of earnings and $31.37 to $51.66 when applying multiples of TBV.

Earnings Per Share Multiples

Discount
Rate	11.0x	12.0x	13.0x	14.0x	15.0x
7.0%	$32.84	$35.38	$37.91	$40.45	$42.98
8.0%	$31.85	$34.30	$36.76	$39.21	$41.67
9.0%	$30.90	$33.27	$35.65	$38.03	$40.40
10.0%	$29.99	$32.29	$34.59	$36.89	$39.19
11.0%	$29.11	$31.34	$33.57	$35.80	$38.03

Tangible Book Value Per Share Multiples

Discount
Rate	150%	170%	190%	210%	230%
7.0%	$35.41	$39.48	$43.54	$47.60	$51.66
8.0%	$34.34	$38.27	$42.20	$46.14	$50.07
9.0%	$33.31	$37.12	$40.92	$44.73	$48.54
10.0%	$32.32	$36.01	$39.69	$43.38	$47.07
11.0%	$31.37	$34.94	$38.51	$42.09	$45.66

Piper Sandler also considered and discussed with the Great Western board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, Piper Sandler performed a similar analysis assuming First Interstate’s earnings varied from 20% above estimates to 20% below estimates. This analysis resulted in the following range of per share values for First Interstate common stock, applying the price to the year ended December 31, 2024 earnings multiples range of 11.0x to 15.0x referred to above and a discount rate of 9.07%.

10.	The last full paragraph on page 84 of the Proxy Statement under the heading “The Merger—Opinion of Great Western’s Financial Advisor—Net Present Value Analyses” is amended and restated as follows:

Piper Sandler noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results. The following tables describe the discount rate calculation for Great Western common stock and First Interstate common stock, respectively, prepared by Piper Sandler. In its normal course of business Piper Sandler employs the Duff & Phelps Cost of Capital Navigator and Bloomberg in determining an appropriate discount rate in which the discount rate equals the risk free rate plus the product of the 2-year beta for Great Western common stock and First Interstate common stock (as applicable) and the equity risk premium, plus the size premium.

Calculation of Great Western Discount Rate
Risk free rate	1.28%
2 Year Beta of Stock	1.242x
Equity Risk Premium	7.25%
Size Premium	1.43%
Calculated Discount Rate	11.71%

Calculation of First Interstate Discount Rate
Risk free rate	1.28%
2 Year Beta of Stock	0.967x
Equity Risk Premium	7.25%
Size Premium	0.78%
Calculated Discount Rate	9.07%

11.	The last paragraph on page 84 and continuing onto page 85 of the Proxy Statement under the heading “The Merger—Opinion of Great Western’s Financial Advisor—Pro Forma Transaction Analysis” is amended and restated as follows:

Piper Sandler analyzed certain potential pro forma effects of the merger on First Interstate assuming the merger closes on March 31, 2022. Piper Sandler also utilized the following information and assumptions: (a) internal EPS estimates for Great Western, as adjusted to align with First Interstate’s fiscal year, for the years ending December 31, 2021 through December 31, 2024, as provided by the senior management of Great Western, (b) publicly available mean analyst EPS and balance sheet estimates for First Interstate for the years ending December 31, 2021 through December 31, 2023 with a long-term annual earnings per share growth rate beginning with the year ending December 31, 2024 and estimated dividends per share for First Interstate for the years ending December 31, 2021 through December 31, 2024, as provided by the senior management of First Interstate, and (c) certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as well as the redemption of a certain amount of Great Western’s outstanding subordinated notes, as provided by the senior management of First Interstate. The analysis indicated that the merger could be accretive to First Interstate’s estimated EPS (excluding one-time transaction costs and expenses) in the years ending December 31, 2022 through December 31, 2024 and accretive to First Interstate’s estimated TBV per share at close and thereafter. The following table describes the EPS and TBV accretion metrics indicated in the analyses:

	2022E	2023E	2024E
EPS Accretion	19.3%	22.4%	18.1%
TBV Accretion[1]	2.6%	5.2%	7.1%

(1) TBV Accretion at Closing: 0.5%.

12.	The second full paragraph on page 85 of the Proxy Statement under the heading “The Merger—Opinion of Great Western’s Financial Advisor—Piper Sandler’s Relationship” is amended and restated as follows:

Piper Sandler is acting as Great Western’s financial advisor in connection with the merger and will receive a fee for such services in an amount equal to 0.90% of the aggregate merger consideration, which fee is contingent upon the closing of the merger. Such fee would total approximately $16.7 million based on (i) the closing price of First Interstate Class A common stock on the NASDAQ on December 10, 2021, the last practicable trading day before the date of the accompanying joint proxy statement/prospectus, of $39.95 and (ii) the 46.5 million shares of First Interstate Class A common stock that First Interstate expects to issue in the aggregate in the merger based on the number of shares of Great Western common stock outstanding and reserved for issuance as of the record date. Piper Sandler also received a $5 million fee from Great Western upon rendering its opinion, which opinion fee will be credited in full towards the advisory fee that will become due and payable to Piper Sandler upon closing of the merger. Great Western has also agreed to indemnify Piper Sandler against certain claims and liabilities arising out of Piper Sandler’s engagement and to reimburse Piper Sandler for certain of its out-of-pocket expenses incurred in connection with Piper Sandler’s engagement.

13.	The second table on page 109 of the Proxy Statement under the heading “The Merger—Certain Unaudited Prospective Financial Information—Great Western Prospective Financial Information—Great Western Management Estimates for Great Western” is amended and restated as follows:

Fiscal Year Ended September 30, ($ in millions, except per share data)	2021E	2022E	2023E	2024E
Total Assets	$12,807	$13,280	$13,672	$14,126
Net Income	$201.3	$189.0	$147.0	$145.1
Diluted Earnings Per Share	$3.63	$3.40	$2.64	$2.60
Dividend Per Share	$0.12	$0.50	$0.84	$0.94
TBV Per Share	$21.85	$24.81	$26.64	$28.32
TCE / TA	9.4%	10.3%	10.8%	11.2%

14.	The following disclosure is added to the fifth full paragraph on page 113 of the Proxy Statement under the heading “The Merger—Interests of Great Western’s Directors and Executive Officers in the Merger—Board of Directors and Management of the Surviving Corporation”:

The directors of the surviving corporation will receive compensation for their service as directors. The compensation received by First Interstate’s directors for 2020 is described in First Interstate’s definitive proxy statement relating to its 2021 Annual Meeting of Shareholders, which was filed with the SEC on April 14, 2021, and the compensation received by First Interstate’s directors for 2021 will be described in First Interstate’s proxy statement relating to its 2022 Annual Meeting of Shareholders, when available, and in any information that First Interstate files with the SEC that updates or supersedes that information.

Cautionary Note Regarding Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which involve inherent risks and uncertainties. Any statements about First Interstate’s, Great Western’s or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the business combination transaction between First Interstate and Great Western (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in First Interstate’s and Great Western’s reports filed with the SEC and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between First Interstate and Great Western; the outcome of any legal proceedings that may be instituted against First Interstate or Great Western; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which First Interstate and Great Western operate; the ability to promptly and effectively integrate the businesses of First Interstate and Great Western; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of First Interstate’s or Great Western’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by First Interstate’s issuance of additional shares of its capital stock in connection with the Transaction; the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; and the impact of the global COVID-19 pandemic on First Interstate’s or Great Western’s businesses, the ability to complete the Transaction or any of the other foregoing risks.

These factors are not necessarily all of the factors that could cause First Interstate’s, Great Western’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm First Interstate’s, Great Western’s or the combined company’s results.

All forward-looking statements attributable to First Interstate, Great Western, or the combined company, or persons acting on First Interstate’s or Great Western’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and First Interstate and Great Western do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If First Interstate or Great Western update one or more forward-looking statements, no inference should be drawn that First Interstate or Great Western will make additional updates with respect to those or other forward-looking statements. Further information regarding First Interstate, Great Western and factors which could affect the forward-looking statements contained herein can be found in the registration statement on Form S-4, as well as First Interstate’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2021, June 30, 2021 and September 30, 2021, and its other filings with the SEC, and in Great Western’s Annual Report on Form 10-K for the fiscal year ended September 30, 2021, and its other filings with the SEC.

Additional Information about the Transaction and Where to Find It

This communication is being made with respect to the proposed transaction involving First Interstate and Great Western. This material is not a solicitation of any vote or approval of Great Western stockholders and is not a substitute for the proxy statement/prospectus or any other documents that Great Western may send to stockholders in connection with the proposed merger. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the Transaction, First Interstate has filed with the SEC a Registration Statement on Form S-4 to register the shares of First Interstate capital stock to be issued in connection with the Transaction. The Registration Statement includes a joint proxy statement of First Interstate and Great Western that also constitutes a prospectus of First Interstate. The registration statement on Form S-4 was declared effective by the SEC on December 16, 2021, and First Interstate and Great Western commenced mailing the definitive joint proxy statement/prospectus to their shareholders and stockholders, respectively, on or about December 16, 2021.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING FIRST INTERSTATE, GREAT WESTERN, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by First Interstate or Great Western through the website maintained by the SEC at http://www.sec.gov or from First Interstate at its website, www.fibk.com, or from Great Western at its website, www.greatwesternbank.com. Documents filed with the SEC by First Interstate are available free of charge by accessing the “SEC Filings” page of First Interstate’s website at www.fibk.com/sec-filings, or alternatively by directing a request by mail or telephone to First Interstate BancSystem, Inc., 401 N. 31st Street, Billings, Montana, 59116, Attention: John Stewart, Deputy Chief Financial Officer, telephone: 406-255-5311, and documents filed with the SEC by Great Western are available free of charge by accessing Great Western’s website at www.greatwesternbank.com under the tab “Investor Relations” and then under the heading “Financial Info – Documents” or, alternatively, by directing a request by telephone or mail to Great Western Bancorp Inc., 225 South Main Avenue, Sioux Falls, South Dakota 57104, (605) 988-9253.

Participants in the Solicitation

First Interstate, Great Western, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of First Interstate and stockholders of Great Western in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of First Interstate and Great Western and other persons who may be deemed to be participants in the solicitation of shareholders of First Interstate and stockholders of Great Western in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, is included in the joint proxy statement/prospectus related to the Transaction. Additional information about First Interstate, the directors and executive officers of First Interstate and their ownership of First Interstate common stock is also set forth in the definitive proxy statement for First Interstate’s 2021 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 14, 2021, and other documents subsequently filed by First Interstate with the SEC. Additional information about Great Western, the directors and executive officers of Great Western and their ownership of Great Western common stock can also be found in Great Western’s Annual Report on Form 10-K for the fiscal year ended September 30, 2021, as filed with the SEC on November 24, 2021, and other documents subsequently filed by Great Western with the SEC. Free copies of these documents may be obtained as described above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST INTERSTATE BANCSYSTEM, INC.

By:	/s/ Kevin P. Riley
Name:	Kevin P. Riley
Title:	President and Chief Executive Officer

Date: January 10, 2022